Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1                                                            Name and Address of Company

Aeterna Zentaris Inc. (the Corporation)

c/o Norton Rose Fulbright Canada LLP

1 Place Ville Marie
Suite 2500

Montreal, QC

H3B 1R1

Item 2                                                            Date of Material Change

January 29, 2016.

Item 3                                                            News Release

On January 29, 2016, the Corporation issued a news release indicating the material change, which was disseminated in Canada on the Business Wire news service. A copy of such news release is attached hereto as Schedule A.

Item 4                                                            Summary of Material Change

On January 29, 2016, the Corporation announced the appointment of Michael Cardiff and Ken Newport to its Board of Directors.

Item 5                                                            Full Description of Material Change

On January 29, 2016, the Corporation announced the appointment of Michael Cardiff and Ken Newport to its Board of Directors, effective immediately, for a term to expire at the Company’s upcoming 2016 annual meeting of shareholders, whereupon it is anticipated that each of Messrs. Cardiff and Newport will stand for election as director candidates to be nominated by management.

The news release attached as Schedule A hereto sets forth a complete description of the material change.

Item 6                                                            Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                                                            Omitted Information

Not applicable.

Item 8                                                            Executive Officer

Further information regarding the matters described in this report may be obtained from Philip A. Theodore, Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary. Mr. Theodore is knowledgeable about the details of the material change and may be contacted at (843) 900-3211.

Item 9                                                            Date of Report

January 29, 2016.

SCHEDULE A

NEWS RELEASE

(January 29, 2016)

Aeterna Zentaris Announces Appointments to Board of Directors

Charleston, South Carolina, January 29, 2016 — Aeterna Zentaris Inc. (NASDAQ: AEZS, TSX: AEZ) (the “Company”) today announced the appointment of Michael Cardiff and Ken Newport to its Board of Directors, effective immediately, for a term to expire at the Company’s upcoming 2016 annual meeting of shareholders, whereupon it is anticipated that each of Messrs. Cardiff and Newport will stand for election as director candidates to be nominated by management.

Mr. Cardiff is the Chief Executive Officer of Accelerents, a consulting firm focused on strategy development.  Prior to holding that position, Mr. Cardiff held numerous senior positions in a number of technology companies, including large multinationals such as EDS, SAP and IBM, as well as startup companies such as Fincentric, Convergent Technologies, Tandem, and Stratus Computer.  Mr. Cardiff is currently a director of Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), and Startech.Com Mr. Cardiff has also served as a director of publicly traded companies including Husky Injection Molding, Descartes Systems Group, Visible Genetics and Burntsand Inc.  He has also been a director of private companies including Solcorp, Spectra Security Software and Visible Decisions and charitable organizations such as The Toronto Film Festival, Roy Thomson Hall and Medic Alert Foundation.  Mr. Cardiff is a member of, and holds the ICD.D designation from, the Institute of Corporate Directors.

A chartered accountant, entrepreneur and life-sciences business executive, Mr. Newport served as Senior Vice-President and Executive Committee member at PRA International Inc. for three years until his retirement in 2005.  He was co-founder and President of CroMedica Inc., a clinical trials contract research organization, which was sold to PRA International in 2002.  Mr. Newport was also a founding member of Global Biomedical Capital Corporation, Zelos Therapeutics Inc., Prime Trials Inc. and other life science organizations.  He has served or serves on the corporate Boards of Nordion Inc., The Opmedic Group, Jennerex Inc. and Medgenesis Therapeutics Inc.  He sits on several non-profit boards, including his role as Chair of the BioCanRx, the National Centre of Excellence for Biotherapeutics cancer research.

Commenting on the appointments, David A. Dodd, Chairman, President and Chief Executive Officer of the Company, stated, “I am delighted to welcome Mike and Ken to our Board.  They bring extensive capital markets and structuring and corporate development experience, as well as a fresh perspective to our Company.  I am very much looking forward to working with them and to their contributions as, together, we continue on our path of transforming Aeterna Zentaris into a growth-oriented specialty biopharmaceutical company.”

About the Company

Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women’s health.  We are engaged in drug development activities and in the promotion of products for others.  We are now conducting Phase 3 studies of two internally developed compounds.  The focus of our business development efforts is the acquisition of licenses to products that are relevant to our therapeutic areas of focus.  We also intend to license out certain commercial rights of internally developed products to licensees in territories where such out-licensing would enable us to ensure development, registration and launch of our product candidates.  Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development and commercialization of our product portfolio, achieving successful commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products.  For more information, visit www.aezsinc.com.

Contact:

Philip A. Theodore
Senior Vice President
ir@aezsinc.com
843-900-3223